UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For:  August 18, 2011
MAG Silver Corp.
(SEC File No. 0-50437)

#770 – 800 West Pender Street, Vancouver BC, V6C 2V6, CANADA
Address of Principal Executive Office

The registrant files annual reports under cover:	Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
	Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Exhibits
99.1	Management Information Circular Dated August 12, 2011
99.2	Notice of Annual General and Special Meeting
99.3	Form of Proxy
99.4	Voting Instruction Form
99.5	Financial Statements Request Form

Date: August 18, 2011	MAG Silver Corp.
“Dan MacInnis”
DANIEL MACINNIS
CEO